SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D/A

                                 (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                      DUKE-WEEKS REALTY LIMITED PARTNERSHIP
                                 formerly known as
                         DUKE REALTY LIMITED PARTNERSHIP
                                 (Name of Issuer)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                      N/A
                                 (CUSIP Number)

                               ROBERT L. JOHNSON
                            8301 CREEKSIDE CIRCLE, SUITE 910
                            BLOOMINGTON, MN  55437
                                 (612) 541-1970
                      (Name, Address and Telephone Number of
              Person Authorized to Receive Notices and Communications)

                                  JULY 2, 1999
                         (Date of Event Which Requires
                           Filing of this Statement)



                                Page 1 of 5 pages

-----------------------------------------------------------------------------
CUSIP NO.: N/A
------------------------------------------------------------------------------
(1) Names of reporting persons .......................     Robert L. Johnson
                                                           Mary A. Johnson
    S.S. or I.R.S. Identification Nos.
      of above persons ...............................
------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group       (a)  X
          (see instructions)                           -----------------------
                                                           (b)
------------------------------------------------------------------------------
(3) SEC use only .....................................
------------------------------------------------------------------------------
(4) Source of Funds (see instructions)................      OO
------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
    pursuant to Items 2(d) or 2(e).
------------------------------------------------------------------------------
(6) Citizenship or place of organization .............
          Robert L. Johnson  ..............              United States
          Mary A. Johnson    ..............              United States
------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting
person with:
    (7) Sole voting power ...........................         1,419,038
    --------------------------------------------------------------------------
    (8) Shared voting power .........................                 0
    --------------------------------------------------------------------------
    (9) Sole dispositive power ......................         1,419,038
    --------------------------------------------------------------------------
    (10) Shared dispositive power ...................                 0
------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
    reporting person.                                         1,419,038
------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions).
------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)..         7.44%
------------------------------------------------------------------------------
(14) Type of reporting person (see instructions) .....               IN
------------------------------------------------------------------------------

                                Page 2 of 5 pages

ITEM 1. SECURITY AND ISSUER

Name of issuer:  Duke-Weeks Realty Limited Partnership, f/k/a Duke Realty
                  Limited Partnership

Address of issuer's
principal executive offices:  8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

Title of class of securities:  Limited Partnership Units

ITEM 2. IDENTITY AND BACKGROUND

ROBERT L. JOHNSON
(a)  Name of person filing: Robert L. Johnson

(b)  Residence or business address:  8301 Creekside Circle, Suite 910
                                     Bloomington, MN  55437

(c)  Present principal occupation and name,
     principal business and address
     where employment is conducted:  Duke Realty Investments, Inc.
                                     Consultant
                                     856 Fifth Street South
                                     Hopkins, Minnesota  55343-7750

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

MARY A. JOHNSON
(a)  Name of person filing: Mary A. Johnson

(b)  Residence or business address:  8301 Creekside Circle, Suite 910
                                     Bloomington, MN  55437

(c)  Present principal occupation and name,
     principal business and address
     where employment is conducted:  Homemaker
                                     8301 Creekside Circle, Suite 910
                                     Bloomington, MN  55437


                                Page 3 of 5 pages

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  No securities were acquired in connection with this amendment, and no consideration was given.

ITEM 4.  PURPOSE OF TRANSACTION.

  The decrease in limited partnership unit ownership is the result of a post-closing adjustment in the transaction described in the Schedule 13D filed November 17, 1997. The decrease in percentage ownership is otherwise due to an increase in the number of outstanding limited partnership units. The reporting persons have no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Amount beneficially owned:  1,419,038

    Percent of class:   7.44%

(b) Number of shares as to which such person has:

    (i) Sole power to vote or direct the vote:                      1,419,038
   (ii) Shared power to vote or direct the vote:                            0
  (iii) Sole power to dispose or to direct the disposition of:      1,419,038
   (iv) Shared power to dispose or to direct the disposition of:            0
----------
* Consists of securities owned by directly by Robert L. Johnson
(112,714 limited partnership units), the Robert L. Johnson
Revocable Trust (805,835 limited partnership units), Mary A.
Johnson (51,579 limited partnership units), the Mary A. Johnson
Revocable Trust (408,814 limited partnership units) and R.L.
Johnson Investment Company, Inc. (40,096 limited partnership units).

(c) Not applicable

(d) Not applicable.

(e) Not applicable.
                                Page 4 of 5 pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

    No change from the original Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit I - Agreement Regarding Filing of Statement as a Group.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1999                          /s/ Robert L. Johnson
                                             ------------------------
                                                 Robert L. Johnson

                                               /s/ Mary A. Johnson
                                             ------------------------
                                                  Mary A. Johnson

                                    EXHIBIT I

The undersigned hereby agree that the information contained in this Schedule 13D/A is being filed on behalf of each of them.

Dated:  August 10, 1999                          /s/ Robert L. Johnson
                                                ------------------------
                                                     Robert L. Johnson

                                                 /s/ Mary A. Johnson
                                                ------------------------
                                                     Mary A. Johnson

                                Page 5 of 5 pages